TSMC Reports Fourth Quarter EPS of NT$5.51

Hsinchu, Taiwan, R.O.C., January 14, 2021 – TSMC (TWSE: 2330, NYSE: TSM) today announced consolidated revenue of NT$361.53 billion, net income of NT$142.77 billion, and diluted earnings per share of NT$5.51 (US$0.97 per ADR unit) for the fourth quarter ended December 31, 2020.

Year-over-year, fourth quarter revenue increased 14.0% while net income and diluted EPS both increased 23.0%. Compared to third quarter 2020, fourth quarter results represented a 1.4% increase in revenue and a 4.0% increase in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, fourth quarter revenue was $12.68 billion, which increased 22.0% year-over-year and increased 4.4% from the previous quarter.

Gross margin for the quarter was 54.0%, operating margin was 43.5%, and net profit margin was 39.5%.

In the fourth quarter, shipments of 5-nanometer accounted for 20% of total wafer revenue; 7-nanometer and 16-nanometer accounted for 29% and 13% respectively. Advanced technologies, defined as 16-nanometer and more advanced technologies, accounted for 62% of total wafer revenue.

“Our fourth quarter business was supported by strong demand for our industry-leading 5-nanometer technology, driven by 5G smartphone launches and HPC-related applications,” said Wendell Huang, VP and Chief Financial Officer of TSMC. “Moving into first quarter 2021, we expect our business to be supported by HPC-related demand, recovery in the automotive segment, and a milder smartphone seasonality than in recent years.”

Based on the Company’s current business outlook, management expects the overall performance for first quarter 2021 to be as follows:

• Revenue is expected to be between US$12.7 billion and US$13.0 billion;

And, based on the exchange rate assumption of 1 US dollar to 27.95 NT dollars,

• Gross profit margin is expected to be between 50.5% and 52.5%;

• Operating profit margin is expected to be between 39.5% and 41.5%.

The management further expects the 2021 capital budget to be between US$25 billion and US$28 billion.

TSMC’s 2020 fourth quarter consolidated results: (Unit: NT$ million, except for EPS)
	4Q20	4Q19	YoY	3Q20	QoQ
	Amount[a]	Amount	Inc. (Dec.) %	Amount	Inc. (Dec.) %
Net sales	361,533	317,237	14.0	356,426	1.4
Gross profit	195,236	159,202	22.6	190,494	2.5
Income from operations	157,120	124,244	26.5	150,048	4.7
Income before tax	161,107	128,782	25.1	155,124	3.9
Net income	142,766	116,035	23.0	137,310	4.0
EPS (NT$)	5.51[b]	4.47[b]	23.0	5.30[b]	4.0
a: 4Q2020 figures have not been approved by Board of Directors
b: Based on 25,930 million weighted average outstanding shares

About TSMC

TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s largest dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 281 distinct process technologies, and manufactured 11,617 products for 510 customers in 2020 by providing broadest range of advanced, specialty and advanced packaging technology services. TSMC is the first foundry to provide 5-nanometer production capabilities, the most advanced semiconductor process technology available in the world. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com

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TSMC Spokesperson:	Media Contacts:

Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Hui-Chung Su Public Relations Tel: 886-3-563-6688 ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com	Michael Kramer Public Relations Tel: 886-3-563-6688 ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com